UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 0-49892
CUSIP NUMBER:  694864109

  [X] Form 10-K   ☐ Form 20-F   ☐ Form 10-Q ☐ Form 10-D   ☐ Form N-SAR
   For Period Ended: December 31, 2009

   ☐  Transition Report on Form 10-K
   ☐  Transition Report on Form 20-F
   ☐  Transition Report on Form 11-K
   ☐  Transition Report on Form 10-Q
   ☐  Transition Report on Form N-SAR

   For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I -- REGISTRANT INFORMATION
Pacific State Bancorp
Full Name of Registrant

Former Name if Applicable
1899 W. March Lane
Address of Principle Executive Office (Street and Number)
Stockton, California 95207
City, State and Zip Code

PART II – RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12B-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12B-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to the timing and outcome of a regulatory examination in January and February of 2010, the registrant has been unable to prepare all disclosures necessary within the prescribed time period.

PART IV--OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification

Justin Garner	(209)	870-3214
(Name)	(Area Code)	(Telephone Number)

2.
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                             [X] Yes  ☐ No

3.
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation provided in response to Part IV(3):

The Company anticipates reporting a net loss ranging from $22,000,000 to $24,000,000 for the year end December 31, 2009 as compared to a net loss of $5,190,000 for the year ended December 31, 2008.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

The statement in this Form 12b-25 of the Company’s estimate of its net income for the year ended December 31, 2009 constitutes a “forward looking statement” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. This estimate is subject to the risk that the actual net income may vary from the estimate because of adjustments made in connection with the finalization of the Company’s financial statements for the year, including but not limited to additional provisions for loan loss reserves. Readers are cautioned not to place undue reliance on this forward-looking statement, which speaks only as of the date of this 12b-25.

Pacific State Bancorp
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2010	By: /s/ Justin R. Garner
Justin R. Garner Chief Financial Officer